SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29094; File No. 812-13678]

Cash Account Trust, et al.; Notice of Application

December 16, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants: Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS

Advisor Funds, DWS Balanced Fund, DWS Blue Chip Fund, DWS Communications Fund, Inc.,

DWS Equity Trust, DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS

High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc.,

DWS Investment Trust, DWS Investments VIT Funds, DWS Money Funds, DWS Money Market

Trust, DWS Municipal Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities

Trust, DWS State Tax-Free Income Series, DWS State Tax Free Trust, DWS Strategic

Government Securities Fund, DWS Strategic Income Fund, DWS Target Date Series, DWS Target

Fund, DWS Tax Free Trust, DWS Technology Fund, DWS Value Equity Trust, DWS Value

Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust, Tax-Exempt

California Money Market Fund (each a "DWS Investment Company" and collectively, the "DWS

Investment Companies"), and Deutsche Investment Management Americas Inc. ("Advisor" and collectively, "Applicants").

Filing Dates: The application was filed on July 30, 2009, and amended on December 10, 2009 and December 16, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 11, 2010 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, One Beacon Street, 14th Floor, Boston, Massachusetts 02108.

For Further Information Contact: Barbara T. Heussler, Senior Attorney, at (202) 551-6990, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each DWS Investment Company is organized as a Massachusetts business trust, a New York trust, or a Maryland corporation and is registered with the Commission as an open-end management investment company under the Act. Each DWS Investment Company may offer one or more series of shares (each a "Series" and collectively, "Series")[1] with its own distinct investment objectives, policies and restrictions. The Advisor, a Delaware corporation, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). The Advisor is an indirect, wholly owned subsidiary of Deutsche Bank AG ("Deutsche Bank"). Deutsche Bank is a major global financial institution that is engaged in a wide range of financial services, including investment management, mutual funds, retail, private and commercial banking, investment banking and insurance. The Advisor serves as investment adviser to each Series pursuant to an investment advisory agreement with the applicable DWS Investment Company (each, an "Investment Management Agreement"). Each Investment Management Agreement was initially approved by the board of directors of the applicable DWS Investment Company (each, a "Board"), including a majority of those directors who are not "interested persons" of the Series or the Advisor as defined in section 2(a)(19) of the Act ("Independent Board Members") and by the shareholders of relevant Series in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder.[2]

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[1] The term "Series" also includes the DWS Investment Companies listed above that do not offer multiple series.

[2] Applicants also request relief with respect to existing and future Series and any other existing or future registered open-end management investment company or series thereof that: (i) is advised by the Advisor or any person controlling, controlled by, or under common control with the Advisor or its successors; (ii) uses the multi-manager structure described in this application; and (iii) complies with the terms and conditions of this application (together with any Series that currently uses Sub-Advisors, each a "Subadvised Series" and collectively, the "Subadvised Series"). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. For purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Subadvised Series contains the name of a Sub-Advisor, the name of the Advisor or the name of the entity controlling, controlled by,

2. Under the terms of each Investment Management Agreement, the Advisor, subject to the oversight of the relevant Board, provides continuous investment management of the assets of each Series. The Advisor periodically reviews each Series' investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by its Board. For its services to each Series, the Advisor receives an investment management fee from that Series as specified in the applicable Investment Management Agreement based on either the average net assets of that Series or that Series' investment performance over a particular period compared to a benchmark. The terms of each Investment Management Agreement permit the Advisor, subject to the approval of the relevant Board, including a majority of the Independent Board Members, and the shareholders of the applicable Series (if required by applicable law), to delegate portfolio management responsibilities of all or a portion of the assets of the Series to one or more subadvisers ("Sub-Advisors"). The Advisor has entered into sub-advisory agreements ("Sub-Advisory Agreements") with Sub-Advisors to provide investment management services to various Series.[3] The Advisor may also, in the future, enter into Sub-Advisory Agreements on behalf of other Series. Each Sub-Advisor is, and any future Sub-Advisor will be, an investment adviser as defined in section 2(a)(20) of the Act as well as registered with the Commission as an "investment adviser" under the Advisers Act. The Advisor evaluates, allocates assets to and oversees the Sub-Advisors, and makes recommendations about their hiring, termination and

or under common control with the Advisor that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by them, will precede the name of the Sub-Advisor.

[3] The Advisor has entered into Sub-Advisory Agreements with Aberdeen Asset Management Inc., ("AAMI"), Dreman Value Management, L.L.C. ("DVM"), Northern Trust Investments, N.A. ("NTI"), and Turner Investment Partners, Inc. ("Turner"). The Advisor has also entered into Sub-Advisory Agreements with certain affiliated subadvisers: Deutsche Asset Management International GmbH ("DeAMi"), Deutsche Asset Management (Japan) Limited ("DeAMJ"), and RREEF America LLC ("RREEF") to provide investment management services to various Series. The requested relief will not extend to DeAMi, DeAMJ or RREEF or any other Affiliated Sub-Adviser, as defined below.

replacement to the relevant Board, at all times subject to the authority of the relevant Board. Sub-Advisors recommended to a Board are, and the Sub-Advisors identified above were, selected and initially approved by that Board, including a majority of the Independent Board Members. The specific investment decisions for each Subadvised Series will be made by that Sub-Advisor which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Series. The Advisor will compensate each Sub-Advisor out of the fee paid to the Advisor under the relevant Investment Management Agreement.

3.   Applicants request an order to permit the Advisor, subject to Board approval, to select certain Sub-Advisors to manage all or a portion of the assets of a Series pursuant to a Sub-Advisory Agreement and materially amend an existing Sub-Advisory Agreement without obtaining shareholder approval. The requested relief will not extend to any Sub-Advisor who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Series or of the Advisor, other than by reason of serving as a Sub-Advisor to one or more of the Series ("Affiliated Sub-Advisor").

4.   Applicants also request an order exempting the Subadvised Series from certain disclosure provisions described below that may require the Applicants to disclose fees paid by the Advisor to each Sub-Advisor. Applicants seek an order to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series' net assets) only: (i) the aggregate fees paid to the Advisor and any Affiliated Sub-Advisors, and (ii) the aggregate fees paid to Sub-Advisors other than Affiliated Sub-Advisors (collectively, the "Aggregate Fee Disclosure"). A Subadvised Series that employs an Affiliated Sub-Advisor will provide separate disclosure of any fees paid to such Affiliated Sub-Advisor.

<u>Applicants' Legal Analysis</u>:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 14(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.[4]

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("Exchange Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Form N-SAR is the semi-annual report filed with the Commission by registered investment companies. Item 48 of Form N-SAR requires investment companies to disclose the rate schedule for fees paid to their investment advisers, including the Sub-Advisors.

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[4] Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Series when that Series begins using the revised form.

5.	Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

6.	 Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

7.	Applicants assert that the shareholders expect the Advisor, subject to the review and approval of the relevant Board, to select the Sub-Advisors who are best suited to achieve the Subadvised Series' investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Advisor is substantially equivalent to that of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the Subadvised Series, and may preclude the Subadvised Series from acting promptly in a manner considered advisable by the Advisor and the Board. Applicants note that the Investment Management Agreement for each Series and Sub-Advisory Agreements with Affiliated Sub-Advisors (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

8.	Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Series because it would improve the Advisor's ability to negotiate the fees paid to Sub-Advisors. Applicants state that the Advisor may be able to negotiate rates that are below a Sub-Advisor's "posted" amounts if the Advisor is not required to disclose the Sub-Advisors' fees to the public. Applicants submit that the relief requested to use Aggregate Fee Disclosure will encourage Sub-Advisors to negotiate lower subadvisory fees with the Advisor if the lower fees are not required to be made public.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	Before a Subadvised Series may rely on the order requested herein, the operation of the Subadvised Series in the manner described in this application will be approved by a majority of the Subadvised Series' outstanding voting securities as defined in the Act, or, in the case of a Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Series' shares are offered to the public.

2.	The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to the application. In addition, each Subadvised Series will hold itself out to the public as employing the multi-manager structure as described in this application. The prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisors and recommend their hiring, termination, and replacement.

3.   Within 90 days of the hiring of a new Sub-Advisor, shareholders of the relevant Subadvised Series will be furnished all information about the new Sub-Advisor that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of a new Sub-Advisor. To meet this obligation, the Advisor will provide shareholders of the applicable Subadvised Series within 90 days of the hiring of a new Sub-Advisor with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.   The Advisor will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Advisor without that agreement, including the compensation paid thereunder, being approved by the shareholders of the applicable Subadvised Series.

5.   At all times, at least a majority of the Board will be Independent Board Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

6.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

7.   Whenever a Sub-Advisor change is proposed for a Subadvised Series with an Affiliated Sub-Advisor, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor derives an inappropriate advantage.

8.   Whenever a Sub-Advisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

9.   The Advisor will provide general investment management services to each Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series' assets, and subject to review and approval of the Board, will: (i) set the Subadvised Series' overall investment strategies; (ii) evaluate, select and recommend Sub-Advisors to manage all or a portion of the Subadvised Series' assets; (iii) allocate and when appropriate, reallocate the Subadvised Series' assets among Sub-Advisors, (iv) monitor and evaluate the Sub-Advisors' performance; and (v) implement procedures reasonably designed to ensure that the Sub-Advisors comply with the Subadvised Series' investment objective, policies and restrictions.

10.   The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per-Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Advisor during the applicable quarter.

11.   No Board Member or officer of a DWS Investment Company or director or officer of the Advisor will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Advisor, except for (i) ownership of interests in the Advisor or any entity that controls, is controlled by or is under common control with the Advisor; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by, or is under common control with a Sub-Advisor.

12. Each Subadvised Series will disclose in its registration statement the Aggregate Fee Disclosure.

13. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary